ESPERANZA SILVER CORPORATION

(An Exploration-Stage Company)

Management’s Discussion and Analysis

June 30, 2008

This discussion and analysis of financial position and results of operations is prepared as at August 12, 2008 and should be read in conjunction with the consolidated financial statements of Esperanza Silver Corporation (the “Company” or “Esperanza”) for the six months ended June 30, 2008 and the related notes thereto.  Those interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and as result do not contain all disclosure required under generally accepted accounting principles for annual financial statements.  Therefore readers may want to refer to the Company’s December 31, 2007 and 2006 annual audited consolidated financial statements and the accompanying notes.  These documents are available for viewing on SEDAR at www.sedar.com.  All dollar amounts included therein and in the following management discussion and analysis (“MD&A”) are in Canadian dollars except where noted.

This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered to be reasonable by the Company’s management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Description of Business

Esperanza Silver Corp. is dedicated to the development of its two advanced-stage projects: Cerro Jumil and San Luis.   It has entered into a joint-venture concerning its San Luis project in Peru and continues to hold 100% of the Cerro Jumil, Mexico project. This allows Esperanza to most effectively deploy its human and financial capital to further the project’s development. Additionally the Company continues to actively identify and explore new precious metal projects. Additional information is available at the Company’s website at www.esperanzasilver.com.

Cerro Jumil (formerly La Esperanza Project), Mexico

In December 2006, the Company commenced Phase III drilling at the Cerro Jumil project.  Drilling continued throughout 2007 and as of June 30, 2008 approximately 37,000 meters of diamond core and reverse circulation drilling had been completed. The Company has retained an independent qualified person as defined by National Instrument 43-101 to provide an initial resource estimate.  Full drill results are available on the Company’s website (http://www.esperanzasilver.com/cerrojumil.php). Preliminary metallurgical testing has been completed and indicates the amenability of the mineralized rock to both conventional and heap-leach processing.

San Luis Project, Peru

The property is currently held 55% by Silver Standard Resources Inc. (“Silver Standard”) and 45% by the Company.  On March 26, 2007, Silver Standard elected to exercise its option to earn up to 70% of the San Luis project in Peru by funding all activities necessary to complete a feasibility study. Silver Standard also became the operator of the project.  Upon acceptance of a feasibility study recommending commercial production Silver Standard will have the option to increase its share to 80 % by funding all pre-production capital.

Esperanza has completed a review of the resource estimate provided to it, by Silver Standard Resources Inc., the project operator (in a news release dated November 15, 2007).  The review has led Esperanza to the conclusion that the estimate announced in that release may understate the mineral resource contained in the San Luis project.  Silver Standard subsequently commissioned an independent review, which also raised issues with the original resource estimate.  To address these matters, the Joint Venture has retained a different independent qualified person to prepare a new resource estimate for the project.

As of June 30, 2008 drilling had recommenced in the BP zone. Underground exploration permits have been received and contractor selection is in the final phases. Initial tunneling is expected to begin in the fourth quarter of 2008.

AT Properties, Mexico

On August 20, 2007 the Company announced the acquisition of seven exploration properties in northern Mexico known collectively as the AT properties. Under the terms of the agreement Esperanza has paid US$30,000 and issued 20,000 common shares upon the signing of the definitive agreement for a four-year purchase option of the seven properties and has paid a further US$20,000 and issued an additional 20,000 shares as a result of starting drilling on two of the properties.  Over the option term Esperanza will make periodic payments totaling up to US$85,000 and will issue up to 190,000 common shares per property, depending on whether the property is maintained for the full option period or if it is relinquished earlier. Esperanza will be committed to drill a minimum of 1,200 meters per property during the first 12 months.

The acquisition of any property can be made at the end of the option period by payment of US$350,000 and issuance of between 450,000 and 1.2 million common shares depending on the price of Esperanza shares at the time of exercising the option to purchase the property. The vendor will retain a 2% net smelter royalty.

On October 30, 2007 Esperanza announced the commencement of drilling on one of the properties called the Tepalcateño project.  Refer to the Company’s website for results.  In December of 2007 a second drill rig was brought in to begin drilling on the Sabinas property.  The Company has completed drilling on these two properties and is now drilling on the Buenavista property.

Flor de Loto Project, Peru

During 2007 the Company completed an Archaeological Study of the area.  The final two property payment dates have been extended into 2008-09 pending the reaching of a community agreement which the Company is currently negotiating.  An application for drilling permits has been submitted but is contingent on the finalization of the community agreement.

Pucarana, Peru

On March 5, 2007 the Company announced it had reached an agreement on the Pucarana, Peru mineral property with Canadian Shield Resources Inc. Pursuant to the agreement, Esperanza has an option to earn a 51% interest by expending US$650,000 over a two year period commencing upon receipt of drill permits, with a commitment to fund US$200,000 in exploration expenditures in the first year. Esperanza also has the option to earn a subsequent 9% interest (for a total of 60%) by making additional exploration expenditures of US$650,000 over a two year period. A cash payment of US$30,000 was paid on signing of a definitive agreement and a second payment of US$50,000 is due if Esperanza elects to exercise the right to earn the additional 9% interest.

During 2007 the Company initiated its exploration activities, identifying target areas for subsequent trenching and drilling and completing social baseline and hydrogeology studies. The Company is currently negotiating an exploration agreement with the local community and has prepared an application for drilling permits.

Generative Exploration

The Company continues to generate new projects through its grass-roots exploration activities. It now controls 9 additional projects in addition to the projects described above. They consist of six in Peru and three in Mexico. These properties are all considered to be in an early exploration stage.

Results of Operations

The Company recorded a loss of $396,045 for the three months ended June 30, 2008 (2007 – $1,102,944).  The decrease in the loss was due to lower: stock-based compensation, foreign exchange and exploration expenses partially offset by lower interest income, and higher costs for office and sundry.  Stock-based compensation was lower because there were no option grants in the current quarter whereas in the comparative period 947,500 options were granted.  The Company had a favourable foreign exchange variance over the prior quarter due to the strengthening of the Mexican peso whereas in the June 2007 quarter, the Canadian dollar had strengthened against all currencies causing an exchange loss in that quarter.  Exploration expenses were lower in 2008 as the Company reduced grassroots exploration expenditures and focused on Cerro Jumil and properties subject to option agreements in Peru and Mexico.  The costs incurred on these properties were capitalized.  Interest income was lower due to lower average cash balances available for investment.  Office costs were higher due to higher costs for a larger office in Denver and due to higher over-all office costs in Peru.

The Company recorded a loss of $1,804,160 for the six months ended June 30, 2008 (2007 - $1,781,577).  The loss was slightly higher as the result of a number of offsetting variances:  higher costs for investor relations, office and sundry, stock-based compensation and lower interest income were partially offset by a foreign exchange gain and lower exploration expenses.  Investor relations costs were higher than in the comparative period as the Company increased its over-all investor relations activity.  Office and sundry costs were higher due to the higher costs for the larger Denver office and higher costs in Peru.  Stock-based compensation was higher in the current period because the options granted in 2008 vested immediately while the options granted in the prior year had graded vesting.  Interest income was lower due to lower average cash balances that were available for investment.  The favourable foreign exchange variance was due to both the strengthening of the Mexican peso in the current period, which created a foreign exchange gain and the strengthening of the Canadian dollar in the prior period which caused a loss on translation of foreign subsidiary accounts.  Exploration expenses were lower in 2008 as the Company expended most of its effort on properties that were owned outright or were under option agreements as opposed to conducting grassroots exploration.

Liquidity and Capital Resources

The Company started 2008 with working capital of $15,037,240 and working capital as at June 30, 2008 was $11,483,514.  The decrease in working capital of $3,553,726 was due mainly to the investment in mineral properties of approximately $2,993,000 and the loss from operations.  Most of the expenditures on mineral properties were incurred completing a drilling program and field work on the Cerro Jumil property in Mexico.

Quarterly Information

	2008	2008	2007	2007
Quarter Ended	Jun. 30	Mar. 31	Dec. 31	Sept. 30
Operating Expenditures	$ 481,479	$ 1,545,925	$ 659,476	$ 760,409
Loss for the period	396,045	1,408,565	484,024	573,778
Loss per Share (Basic and Diluted)	(0.01)	(0.03)	(0.01)	(0.01)

	2007	2007	2006	2006
Quarter Ended	Jun. 30	Mar. 31	Dec. 31	Sept. 30
Operating Expenditures	$ 1,303,518	$ 768,421	$ 122,216	$ 270,177
Loss for the period	1,102,944	678,633	79,091	224,760
Loss per Share (Basic and Diluted)	(0.02)	(0.02)	(0.00)	(0.01)

2008

For the quarter ended June 30, 2008, operating expenditures were significantly lower than in the prior quarter due to: lower stock-based compensation, consulting and investor relations costs and a favourable foreign exchange variance.  Stock-based compensation was lower because there were no grants in the current quarter whereas there were 1,100, 500 options granted in the previous quarter.  Consulting costs were lower because bonuses were awarded in the prior quarter and none in the current quarter.  Investor relations costs were lower mainly due to the seasonality of trade shows.  The favourable foreign exchange variance was due to the strengthening of the Mexican peso against the Canadian dollar in the current quarter.

In the first quarter of 2008 operating expenditures increased significantly over the prior quarter due to higher costs for stock-based compensation, consulting fees and investor relations.  Stock-based compensation was higher due to the granting of over one million stock options that were fully vested compared to the prior quarter when no options were granted and there were only accruals for previously granted stock options.  Consulting fees were higher than in the prior quarter due to additional consultants being hired and due to bonus payments.  Investor relations costs were higher due to higher activity at trade shows and due to increased use of other media for investor relations than in the prior quarter.

2007

Operating costs were significantly higher in the first quarter of 2007 compared to the prior quarter due to stock based compensation, significantly higher consulting fees, foreign exchange and increased transfer agent and filing fees.  Consulting fees were higher due to increases in management compensation contracts and bonuses granted to some officers and consultants.  In the prior quarter, the US dollar strengthened significantly against the Canadian dollar which resulted in a substantial exchange gain.  However in the current quarter the US dollar weakened against the Canadian dollar and resulted in an exchange loss.  The increase in transfer agent and filing fees compared to the prior quarter were the direct result of the significant brokered private placement which was completed in February of 2007.  In the second quarter of 2007 both operating expenses and the loss were higher than in the prior quarter due to increased stock-based compensation.

Operating expenditures were lower in the third quarter than in the second quarter of 2007 due to lower stock-based compensation expense, property examination costs and a lower foreign exchange loss.  Property examination costs were lower as a result of lower activity as several new properties were acquired.  The foreign exchange loss was higher in the second quarter because the US dollar weakened by 10 cents against the Canadian dollar compared to only 5 cents in the third quarter.

For the quarter ended December 31, 2007, operating costs were lower than for the prior quarter due to lower stock-based compensation expense.  The loss for the period was lower than the prior quarter for the same reason.

2006

In the fourth quarter of 2006, operating costs declined significantly from the prior quarter due to lower consulting costs and due to foreign exchange.  The lower consulting costs were due to recoveries from Silver Standard with respect to the San Luis project.  The foreign exchange moved from a loss in the third quarter to a gain in the fourth quarter because the US dollar had been weakening in the third quarter but then strengthened considerably against the Canadian dollar in the fourth quarter.

New Accounting Policies

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about the Company’s capital and how it is managed.  Section 1535 specifies the disclosure of:

(a)

qualitative information about its objectives, policies and processes for managing capital;

(b)

summary quantitative data about what it manages as capital;

(c)

whether during the period it complied with any externally imposed capital requirement to which it is subject; and

(d)

when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Financial Instruments Disclosures

CICA Handbook Section 3862, Financial Instruments – Disclosures, requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the company’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks.

The Company will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.  The Section requires specific disclosures to be made, including the criteria for:

(a)

designating financial assets and liabilities as held for trading;

(b)

designating financial assets as available-for-sale; and

(c)

determining when impairment is recorded against the related financial asset or when an allowance account is used.

General Standards on Financial Statements

CICA Handbook Section 1400, General Standards on Financial Statements Presentation, has been amended to include requirements to assess and disclose a company’s ability to continue as a going concern.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The main operating risks include: securing adequate funding to maintain and advance exploration properties; ensuring ownership of and access to mineral properties by confirmation that claims and leases are in good standing and obtaining permits for drilling and other exploration activities.  The market prices for silver, gold and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Esperanza is currently earning an interest in certain of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met.  These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies.  If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-down the previously capitalized costs related to that property.

The Company is operating in countries that currently have varied political environments. Changing political situations may affect the manner in which the Company operates.  The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in local currencies or in US dollars.  At this time there are no currency hedges in place.   Some work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Outstanding Share Data

As at August 12, 2008 there were 47,256,821 common shares issued and outstanding.  There were also 4,348,500 stock options outstanding with exercise prices ranging between $0.25 and $3.70 per share.  Of the options outstanding 3,876,000 have vested.  There were also 2,055,000 share purchase warrants outstanding which expire February 8, 2009 with an exercise price of $4.35 per share.